VX Technologies, Inc.
                          1420 Renaissance - Suite 1420
                           Park Ridge, Illinois 60068

May 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: VX Technologies, Inc. (the "Issuer")
                      Registration Statement on Form SB-2
                      File No 333-73088

Gentlemen:

         Please be advised that the Issuer hereby withdraws its registration statement on Form SB-2 filed November 9, 2001.

         No sales have or will be made pursuant to the above captioned Registration Statement.

Very truly yours,

VX Technologies, Inc.



By:  /s/ Frank J. Hariton
   -----------------------------------
         Frank J. Hariton,
         Secretary and a Director